

07002080

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2007
DIVISION OF MARKET REGULATION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39925

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Comerica Capital Markets, Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Woodward Avenue, 26th Floor
(No. and Street)

Detroit (City) MI (State) 48226 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Linda Cooper (313) 222-4793 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

777 Woodward Avenue, Suite 1000 (Address) Detroit (City) MI (State) 48226 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, William Campbell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Comerica Capital Markets, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

T. MCINCHAK
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF WAYNE
My Commission Expires 9/6/2011
Acting in the County of Wayne

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Comerica Capital Markets Corporation
(d.b.a W.Y. Campbell & Company)
December 31, 2006
With Report and Supplementary Report of Independent Registered Public Accounting Firm

0702-0808000

Comerica Capital Markets Corporation
(d.b.a W.Y. Campbell & Company)

Financial Statements and Supplemental Information

Year Ended December 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
One Kennedy Square
Suite 1000
777 Woodward Avenue
Detroit, Michigan 48226-3529

Phone: (313) 628-7100

Report of Independent Registered Public Accounting Firm

Comerica Capital Markets Corporation
(d.b.a. W.Y. Campbell & Company)

We have audited the accompanying statement of financial condition of W.Y. Campbell & Company (the Company) as of December 31, 2006, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 14, 2007

Comerica Capital Markets Corporation
(d.b.a. W.Y. Campbell & Company)

Statement of Financial Condition

December 31, 2006

Assets	
Cash	$ 7,815,509
Investment securities	2,963,400
Premises and equipment, net of accumulated depreciation of $739,020	394,111
Goodwill	2,053,312
Deferred tax asset	149,182
Other assets	1,332,577
Total assets	$ 14,708,091
Liabilities and shareholder's equity	
Liabilities:	
Other accrued expenses	$ 2,365,369
Total liabilities	2,365,369
Shareholder's equity:	
Common stock (110,000 shares authorized, 67,000 shares issued and outstanding; $1 par value)	67,000
Additional paid-in capital	7,584,835
Retained earnings	4,690,887
Total shareholder's equity	12,342,722
Total liabilities and shareholder's equity	$ 14,708,091

See accompanying notes.

Comerica Capital Markets Corporation
(d.b.a. W.Y. Campbell & Company)

Statement of Income

Year Ended December 31, 2006

Income	
Interest income	$ 131,159
Fees	20,002,294
Total income	20,133,453
Expenses	
Salaries and benefits	14,075,013
Occupancy and equipment cost	576,654
Intercompany expenses	2,406,410
Other	889,455
Total expenses	17,947,532
Income before income taxes	2,185,921
Provision for income taxes	785,200
Net income	$ 1,400,721

See accompanying notes.

Comerica Capital Markets Corporation
(d.b.a. W.Y. Campbell & Company)

Statement of Cash Flows

Year Ended December 31, 2006

Operating activities	
Net income	$ 1,400,721
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	131,651
Increase in deferred tax asset	(24,837)
Increase in other assets	(1,325,000)
Increase in accrued expenses	1,573,433
Net cash provided by operating activities	1,755,968
Investing activities	
Increase in fixed assets, net	(63,836)
Other	9,003
Net cash used in investing activities	(54,833)
Increase in cash	1,701,135
Cash, beginning of year	6,114,374
Cash, end of year	$ 7,815,509
Supplemental information	
Income taxes paid	$ 718,062

See accompanying notes.

Comerica Capital Markets Corporation
(d.b.a. W.Y. Campbell & Company)

Statement of Changes in Shareholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2006	$ 67,000	$ 7,584,835	$ 3,290,166	$10,942,001
Net income and comprehensive income	–	–	1,400,721	1,400,721
Balance at December 31, 2006	$ 67,000	$ 7,584,835	$ 4,690,887	$12,342,722

See accompanying notes.

Comerica Capital Markets Corporation
(d.b.a W.Y. Campbell & Company)

Notes to Financial Statements

December 31, 2006

1. Organization

Comerica Capital Markets Corporation (the Company) is a wholly owned, indirect subsidiary of Comerica Incorporated. The Company provides investment banking services to clients. These services include mergers and acquisitions, divestitures, leveraged buyouts, private placements and community offerings of debt and equity securities, as well as valuation services and financial consulting. The Company is registered with the SEC as both a broker-dealer and investment adviser.

Comerica Capital Markets Corporation does business as W. Y. Campbell & Company.

2. Significant Accounting Policies

Investment Securities

Investment securities are carried at fair value. Securities transactions and related revenues and expenses are recorded on a trade date basis.

Premises and Equipment

Equipment is carried at historical cost, less accumulated depreciation. The provision for depreciation is computed on a straight-line basis over the estimated useful life of the equipment. Leasehold improvements are amortized over the terms of respective leases or the estimated useful lives of the improvements, whichever is shorter.

Goodwill

Goodwill and indefinite lived intangible assets are reviewed annually (or more frequently if impairment indicators arise) for impairment.

Income Taxes

The Company files a consolidated federal income tax return with Comerica Incorporated. The Company records an income tax expense (credit) which results from including its income and expenses in the consolidated federal tax return. Settlement with Comerica Bank (subsidiary of Comerica Incorporated) for federal income taxes is made on a basis as if the Company filed a separate return.

2. Significant Accounting Policies (continued)

Revenue Recognition

Revenue is recognized at the time in which a prescribed service has been completed by the Company and accepted by the customer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Related-Party Transactions

In the normal course of business, the Company has transactions with Comerica Bank, a wholly owned subsidiary of Comerica Incorporated and Comerica Management Company, a wholly owned subsidiary of Comerica Bank. Fees paid to related parties in 2006 included $2,406,410 for operating, accounting and administrative services, including allocated benefits. Included in other liabilities are amounts due to Comerica Management Company of approximately $2,147,713 at December 31, 2006.

At December 31, 2006 the Company had $7,815,509 on deposit in a non-interest bearing account with Comerica Bank.

At December 31, 2006 the Company had $2,963,400 of investment securities on deposit with Comerica Securities, a wholly owned, indirect subsidiary of Comerica Incorporated.

For the year ended December 31, 2006 the Company generated $25,200 of sub-lease income from Huron Capital Partners, L.L.C. Two of the Company's Managing Directors are also Managing Directors of Huron Capital Partners, L.L.C.

4. Net Capital Requirements

The Company is subject to the Securities & Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must currently maintain net capital equivalent to the greater of $5,000 or 1/15th of aggregate indebtedness as defined.

As of December 31, 2006 the Company's net capital was $3,284,825 and its required net capital was $157,691. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was .72 to 1.

5. Income Taxes

The current and deferred components of income taxes for the year ended December 31, 2006 were $806,305 and ($21,105) respectively. The principal component of the deferred tax asset as of December 31, 2006 was depreciation.

6. Commitments

Rental expense for leased properties amounted to $403,996 in 2006 and was partially offset by sublease income of $25,200. Future minimum payments under noncancellable obligations are as follows:

2007	$ 378,889
2008	385,721
2009	392,558
2010	231,318

7. Employee Benefit Plans

The Company participates with affiliates in a noncontributory defined benefit pension plan that provides retirement benefits to eligible employees. This plan is maintained by the Company's parent, Comerica Incorporated (the Corporation). Plan assets and accumulated plan benefits applicable to the Company are not readily determinable because the actuarial funding methods used by the plan do not provide for division of assets or liabilities among the participating affiliated companies. The Company was allocated an expense of approximately $45,000 related to this plan in 2006.

The Company also participates in defined contribution plans (including 401(k) plans) for various groups of its employees. These plans are also maintained by the Corporation. Under the Corporation's principal defined contribution plan, the Corporation makes matching contributions of 100% of the first 4%, up to $225,000, of qualified earnings contributed by a participant. The Corporation's match is made in cash and invested as directed by the employee. Employees may choose to invest contributions in the stock of the Corporation, and may reallocate employee contributions invested in the Corporation's stock to other investments at any time. The Company had an expense of approximately $56,000 related to the defined contribution plan in 2006.

Comerica Capital Markets Corporation
(d.b.a. W.Y. Campbell & Company)

Computation of Net Capital Pursuant to Rule 15c3-1 of the SEC

December 31, 2006

Net capital	
Total shareholder's equity	$ 12,342,722
Less:	
Nonallowable assets	9,057,897
	$ 3,284,825
Aggregate indebtedness – items included in statement of financial condition	$ 2,365,369
Computation of basic net capital requirement	
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 157,691
Excess net capital	$ 3,127,134
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 3,048,288
Percent of aggregate indebtedness to net capital	72.01%

Comerica Capital Markets Corporation
(d.b.a W.Y. Campbell & Company)

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the SEC

December 31, 2006

Comerica Capital Markets Corporation is exempt from the Computation for Determination of Reserve Requirements for Broker/Dealers under Rule 15c3-3 of the Securities & Exchange Commission because of exemption provided under Rule 15c3-3(k)(1),(2).

Comerica Capital Markets Corporation
(d.b.a W.Y. Campbell & Company)

Reconciliation of Computation of Net Capital Pursuant to Rule 17A-5(d)(4)

December 31, 2006

There were no material differences between the Computation of Net Capital under Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing as of December 31, 2006.



Ernst & Young LLP
One Kennedy Square
Suite 1000
777 Woodward Avenue
Detroit, Michigan 48226-3529

Phone: (313) 628-7100

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

Comerica Capital Markets Corporation
(d.b.a. W.Y. Campbell & Company)

In planning and performing our audit of the financial statements and supplemental schedules of W.Y. Campbell & Company (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 14, 2007

END